As filed with the Securities and Exchange Commission on July 19, 1999
                                                     Registration No. 333-
                                                                          ------

                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM S-3
             Registration Statement Under the Securities Act of 1933

                          BAY VIEW CAPITAL CORPORATION
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                Delaware                                 94-3078031
--------------------------------------------------------------------------------
(State or other jurisdiction of                 (I.R.S. Employer Identification
 incorporation or organization)                              No.)

                                                                 ROBERT J. FLAX, ESQ.
                                                             Bay View Capital Corporation
             1840 Gateway Drive                                   1840 Gateway Drive
             San Mateo, CA 94404                                 San Mateo, CA 94404
               (650) 312-7200                                       (650) 312-7200
 (Address, including zip code, and telephone             (Name, address, including zip code,
number, including area code, of registrant's             and telephone number, including area
        principal executive offices)                          code, of agent for service)

                                    Please send copies of all communications to:

        CHRISTOPHER R. KELLY, P.C.                       IRWIN L. GUBMAN                       TODD H. BAKER, ESQ.
     Silver, Freedman & Taff, L.L.P.                     General Counsel                   Gibson, Dunn & Crutcher LLP
(A Limited Liability Partnership Including       Imperial Credit Industries, Inc.             One Montgomery Street
        Professional Corporations)                  23550 Hawthorne Boulevard                     Telesis Tower
        1100 New York Avenue, N.W.                    Building 1, Suite 110               San Francisco, CA 94104-4505
        Seventh Floor, East Tower                       Torrance, CA 90505                       (415) 393-8200
          Washington, D.C. 20005                          (310) 373-1704
              (202) 414-6100

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.                                                                         |_|
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.                                 |_|
     If the Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.                      |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                              |_|

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                                      Calculation of Registration Fee

                                                   Proposed maximum   Proposed maximum
      Title of each class of        Amount to       offering price   aggregate offering      Amount of
    securities to be registered   be registered        per unit             price        registration fee
===============================  ================  ================  ==================  =================
Common Stock, $.01 par value(1)  2,792,955 shares     $19.85(2)          $55,440,156          $15,413
===============================  ================  ================  ==================  =================

(1) Includes one attached Right per share to purchase preferred stock upon the occurrence of certain events. See "Description of Capital Stock."
(2) Estimated solely for the purpose of calculating the registration fee. The registration fee has been computed pursuant to Rule 457(c) based on the average of the high and low sales prices of the common stock, $.01 par value, of Bay View Capital Corporation, as reported on the New York Stock Exchange, on July 15, 1999.

                Subject to completion, dated          , 1999

The information in this prospectus is not completSubjectatobcompletion, datedy not sell these sec,r1999s until the Securities and Exchange Commission declares our registration statement effective. This prospectus is 2,792,955fSharessell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

 Bay View Capital Corporation
                                                                          [LOGO]
 Common Stock

 $ per share

 -------------------------------------------------------------------------------

 o A stockholder of Bay View Capital Corporation     o Our common stock is traded on the New
   is offering 2,792,955 shares.                       York Stock Exchange.  The last reported
                                                       sale price for a share of our common
 o We will not receive any of the proceeds for any     stock was $20.00 on July 15, 1999.
   of the shares sold in this offering, unless the
   underwriters' over-allotment option is exercised. o Trading symbol: New York Stock
                                                       Exchange -- BVC

--------------------------------------------------------------------------------
This investment involves risk. See "Risk Factors" beginning on page 14.
--------------------------------------------------------------------------------

                                                     Per Share           Total
                                                  ------------------   ---------

Public offering price....................... $                          $
Underwriting discount....................... $                          $
Proceeds to selling stockholder............. $                          $
================================================================================

The underwriters have a 30-day option to purchase up to 418,943 additional shares of common stock from us to cover over-allotments, if any.

The shares of common stock offered are not deposits, savings accounts or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, the Office of the Comptroller of the Currency nor any state securities commission or other regulatory body has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

U.S. Bancorp Piper Jaffray

                              Dain Rauscher Wessels
                    a division of Dain Rauscher Incorporated

                                                        PaineWebber Incorporated

                The date of this prospectus is           , 1999.

                                EXPLANATORY NOTE

This prospectus will not be used by the selling stockholder until Bay View Capital Corporation's pending acquisition of Franchise Mortgage Acceptance Company is completed. Therefore, most of the non-financial information in the prospectus concerning Bay View Capital Corporation is presented in a manner that assumes the pending acquisition has already been completed. This prospectus also assumes that our subsidiary Bay View Bank, N.A., has completed its proposed offering of subordinated notes.


                                TABLE OF CONTENTS


                                                                            Page

Introductory Matters...................................................       2
Forward-Looking Information............................................       3
Summary................................................................       4
Risk Factors...........................................................      14
Use of Proceeds........................................................      20
Market Prices and Dividends............................................      21
Capitalization.........................................................      22
Unaudited Pro Forma Condensed Combined Financial Data...................     23
Management..............................................................     28
Selling Stockholder.....................................................     30
Underwriting............................................................     31
Legal Matters...........................................................     32
Experts.................................................................     32
Where You Can Find More Information.....................................     32



You should rely only on the information incorporated by reference or contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate only as of the date on the front cover, and the information may have changed since that date.



                              INTRODUCTORY MATTERS

Unless we tell you otherwise, all of the information in this prospectus assumes that the underwriters do not exercise their over-allotment option. References to "we," "our" and "Bay View" generally refer to Bay View Capital Corporation and its subsidiaries on a consolidated basis, unless the context otherwise requires.

                           FORWARD-LOOKING INFORMATION

Some of the statements contained in or incorporated into this prospectus by reference are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. In particular, any statements about our expectations with respect to future revenues are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward-looking statements include, among other things:

     o    the demand for our products;

     o    competitive factors in the businesses in which we compete;

     o changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations;

     o    adverse changes occurring in the securities markets;

     o inflation and changes in the interest rate environment that reduce margins or the fair value of financial instruments;

     o general economic or business conditions, either nationally or in our combined company's market areas, that are worse than expected;

     o    legislative or regulatory changes that adversely affect our business;

     o the timing, impact and other uncertainties of future acquisitions by us; or the success or failure in the integration of their operations;

     o the ability to enter new markets successfully and capitalize on growth opportunities;

     o technological changes, including the Year 2000 compliance issue, that are more difficult or expensive than we expect;

     o    increases in defaults by borrowers and other loan delinquencies;

     o    increases in our provision for losses on loans and leases;

     o increased costs or other difficulties relating to our acquisition of Franchise Mortgage Acceptance Company;

     o the inability to sustain or improve the performance of our subsidiaries;

     o    the inability to identify suitable future acquisition candidates;

     o the inability to achieve the assumptions defined in our strategic plans, including any assumptions related to both contemplated and consummated acquisitions;

     o the outcome of pending or threatened legal or regulatory disputes and proceedings;

     o    credit and other risks of lending, leasing and investment activities;
          and

     o    the inability to use net operating loss carryforwards.

For additional information about Bay View, see "Where You Can Find More Information."

--------------------------------------------------------------------------------

                                     SUMMARY

The items in the following summary are described in more detail later in this prospectus or in the documents incorporated in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, the financial statements and the other information incorporated by reference into this prospectus.

Business of Bay View Capital Corporation

Bay View is a diversified financial services holding company. Our primary subsidiary is Bay View Bank, N.A., a national bank with 55 branches serving the San Francisco Bay area and one branch in southern California. Bay View Bank currently has the largest deposit franchise of any bank exclusively serving the San Francisco Bay area. As of March 31, 1999, we had $5.8 billion of total assets, $4.4 billion of net loans and leases, $3.3 billion of deposits and stockholders' equity of $378 million.

For most of its history, Bay View Bank operated as a traditional savings and loan, specializing in the origination and retention of single-family and multi-family first mortgage loans, funded by longer-term, relatively high-cost certificates of deposit. During the latter half of 1995, we began a series of initiatives designed to enhance the value of our business and recruited a new management team with significant commercial banking experience. Since that time, we have been transitioning our business by emphasizing commercial banking activities. In January 1998, we acquired America First Eureka Holdings, Inc. and its wholly owned subsidiary, EurekaBank, a savings bank with approximately $2.3 billion in total assets. We then merged EurekaBank with Bay View Bank, which significantly expanded our banking and depository presence in the San Francisco Bay area and allowed us to realize operational efficiencies. On March 1, 1999, Bay View Bank formalized its transformation to a commercial banking entity by converting from a federal stock savings bank to a national bank.

As discussed below, on , 1999, we acquired Franchise Mortgage Acceptance Company, or FMAC, one of the nation's leading small business lenders specializing in franchise concept loans, for a combination of our common stock and approximately $121 million in cash. The transaction was valued at approximately $ million on the date of closing. For further information about our acquisition of FMAC, see "Recent Developments" below.

Mission/Strategies

Our mission is to build a diversified financial services company by investing in niche banking businesses with risk-adjusted returns which enhance our stockholder value. Our strategies center around our continued transition to commercial banking activities and the expected expansion of our net interest margin. In order to realize our goals, our management seeks to:

     o replace lower-yielding single-family mortgage loans and mortgage-backed securities on our balance sheet with consumer and commercial loans and leases with higher risk-adjusted returns, shorter maturities and less sensitivity to interest rate changes;

     o lower our funding costs by reducing higher-cost certificates of deposit and expanding lower-cost transaction accounts, such as checking, savings and money market accounts, by emphasizing relationship banking and capitalizing on cross-selling opportunities with customers;

     o de-emphasize the less profitable elements of our business activities, including ceasing single-family first mortgage loan originations and reducing our wholesale activities; and

     o maintain our capital level at or above the "well-capitalized" level as defined for bank regulatory purposes.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Business Platforms

At December 31, 1998, we reported on three business platforms: a Banking Platform, a Consumer Platform and a Commercial Platform. The Banking Platform included single-family, multi-family and commercial mortgage loans, mortgage-backed securities and retail and business deposit products and services. The Consumer Platform included motor vehicle loans and leases and home equity loans. The Commercial Platform included asset-based lending, factoring and commercial leasing activities. Effective January 1, 1999, we expanded the number of our business platforms to four in order to facilitate a more effective presentation and analysis of our different business activities. Our current platforms are outlined below.

Our Banking Platform includes single-family, multi-family and commercial mortgage loans, mortgage-backed securities, retail and business deposit products and services and asset-based commercial loan participations. The Banking Platform also includes loans to small and medium-sized businesses (primarily franchise operators) purchased from FMAC. We expect to present our franchise lending activities as a separate business platform in future periods. Through our Banking Platform, we seek to enhance the value of our retail branch system through internal growth, new and enhanced products and services, acquisitions and purchases of deposits. The Banking Platform also seeks to increase lower-cost transaction accounts, such as checking, savings and money market accounts, as a source of funding for our overall business. Transaction accounts represented 53.2% of our total retail deposits as of March 31, 1999, as compared to 21.3% as of December 31, 1995, a transition which has contributed to our declining cost of funds. As of March 31, 1999, the Banking Platform had loans outstanding of $3.1 billion, representing 70.4% of our total gross loan and lease portfolio, including $327.1 million of franchise loans purchased from FMAC.

Our Home Equity Platform includes high loan-to-value home equity loans that we purchase from other lenders and home equity loans and lines of credit originated by our branch network. Home equity loans are secured by a lien, which is generally junior in priority to a senior lien on the borrower's home. High loan-to-value home equity loans that we purchase may have, when added to existing senior lien balances, a post-funding combined loan-to-value ratio of up to 125% of the value of the home securing the loan. Home equity loans that we originate generally have a combined loan-to-value ratio of 80% or less. At March 31, 1999, the combined loan-to-value ratio for our high loan-to-value home equity loan portfolio was approximately 114%. We seek to minimize the risk of high loan-to-value home equity loans by focusing on loans to better quality borrowers. Our underwriting standards for high loan-to-value home equity loans focus on the borrower's ability to repay, as demonstrated by debt-to-income ratios at the time of origination, as well as the borrower's willingness to repay, as measured by Fair, Isaac & Company, Incorporated, or FICO, scores. At March 31, 1999, our high loan-to-value home equity loan portfolio had an average borrower debt-to-income ratio of approximately 39% and an average FICO score of approximately 670. At March 31, 1999, the Home Equity Platform had loans outstanding of $611.4 million, representing 14.0% of our total gross loan and lease portfolio, of which $471.3 million, or 10.8% of our total gross loan and lease portfolio, were high loan-to-value home equity loans.

Our Auto Platform includes high-quality, fixed-rate motor vehicle loans and leases purchased and underwritten by Bay View Bank's wholly owned subsidiary, Bay View Acceptance Corporation. Through our Auto Platform, we seek to identify product niches which are not the primary focus of traditional competitors in the auto lending area. For example, we offer motor vehicle loans to borrowers who desire a higher loan amount and/or a longer term than is typically available from other sources. In return for this flexibility, we charge borrowers higher interest rates than those typically offered by traditional sources of motor vehicle financing. We also pursue geographic and product niches in our conventional auto loan and auto lease financing businesses. The motor vehicle loans generated by our Auto Platform during the first quarter of 1999 had an average FICO score of 715 and the operating leased assets generated by our Auto Platform during the first quarter of 1999 had an average FICO score of 734. At March 31, 1999, the Auto Platform had motor vehicle loans outstanding of $578.4 million, representing 13.2% of our total gross loan and lease portfolio. Additionally, the Auto Platform had $261.2 million in operating leased assets at March 31, 1999.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Our Commercial Platform includes the asset-based lending, factoring and commercial leasing activities of Bay View Bank's wholly owned subsidiary, Bay View Commercial Finance Group. In December 1997, the Commercial Platform was expanded by the formation of a new asset-based lending group known as Bay View Financial Corporation. We added personnel with significant industry experience, relocated our asset-based lending business to southern California, one of the top asset-based lending markets in the country, and added new and enhanced products to the asset-based lending segment's product array. As of March 31, 1999, the Commercial Platform had loans and leases outstanding of $106.4 million, representing 2.4% of our total gross loan and lease portfolio.

Recent Developments

Acquisition of FMAC.  On ,                        1999, we acquired FMAC,
one of the nation's leading small business lenders specializing in franchise concept loans, for a combination of our common stock and approximately
$121 million in cash. After the acquisition, we contributed substantially all of FMAC's assets and liabilities to new operating subsidiaries of Bay View Bank, which are operating the FMAC businesses under the "Franchise Mortgage Acceptance Company" and "Bankers Mutual" names. The acquisition provides us with a new business platform focused on lending to franchised quick-service restaurants, such as Burger King, Wendy's, Pizza Hut and KFC, and casual dining restaurants, such as TGI Friday's, Applebees and Denny's. The acquisition also provides us with established lending groups focused on retail energy businesses, such as service stations, convenience stores, truck stops, car washes and quick lube businesses, and funeral home and cemetery owners. In addition, Bankers Mutual, which was acquired by FMAC in April 1998, is one of the nation's leading multi-family lenders and we expect to continue to expand that business.

We believe that the acquisition of FMAC will accelerate the strategic transformation of our balance sheet by allowing us to:

     o replace more of our single-family mortgage and multi-family assets with franchise loans with higher risk-adjusted yields;

     o    use our deposit base to reduce FMAC's historical funding costs;

     o increase our interest income by reducing FMAC's historical dependency on securitizations by retaining a portion of their franchise loan originations; and

     o use FMAC's loan originations to diversify our loan products and geographic concentration.

FMAC's loan originations totaled $2.1 billion during the year ended December 31, 1998 and $451 million during the first quarter of 1999. The average initial loan balance of franchise loans originated during 1998 and the first quarter of 1999 was $3.6 million and $4.7 million, respectively. Historically, substantially all of FMAC's loan originations were securitized or sold. FMAC's loss experience has historically been low, due in part to its lending to experienced operators, detailed industry knowledge, relationships with both franchisors and franchisees system-wide, active oversight of its existing servicing portfolio, strict underwriting criteria and its ability to attract qualified replacement franchisees/borrowers to assume delinquent loans. From January 1, 1994 to March 31, 1999, FMAC incurred only $1.8 million of net charge-offs on loans in its servicing portfolio. At March 31, 1999, its servicing portfolio totaled $5.7 billion, of which $2.8 billion were commercial franchise loans and $2.9 billion were multi-family loans. FMAC's business is, however, subject to a number of risks, including those described on page 17 under the caption "Risks Related to the Acquisition of FMAC." At March 31, 1999, FMAC had total assets of $632 million and stockholders' equity of $152 million.

Branch Purchases. On July 8, 1999, we announced the pending purchase of two branches representing approximately $125 million in deposits from Luther Burbank Savings. We will pay a 5.25% deposit premium. The transaction is expected to close on September 25, 1999. We expect these new branches in Mill Valley and Novato, California to increase our market share ranking in Marin County from tenth to sixth.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Subordinated Notes Offering. On , 1999, Bay View Bank issued $100 million of % subordinated notes due 2009. The proceeds from the subordinated notes are being used for general corporate purposes, including, among other things, the payment of dividends to Bay View to partially fund our acquisition of FMAC. The subordinated notes qualify as Tier 2 capital for regulatory purposes.

Office Location

Our principal executive offices are located at 1840 Gateway Drive, San Mateo, California 94404 and our telephone number is (650) 312-7200.


The Offering
Common stock offered by the selling stockholder... 2,792,955 shares
Common stock outstanding after the offering.......                     (1)
Offering price.................................... $      per share
Use of proceeds................................... We will not receive any proceeds from the sale of
                                                   the shares being offered by
                                                   the selling stockholder. In
                                                   the event that the
                                                   underwriters exercise their
                                                   option to purchase additional
                                                   shares of common stock from
                                                   us, we will use any net
                                                   proceeds from that sale for
                                                   our general corporate
                                                   purposes. We may also use
                                                   the proceeds for acquisitions
                                                   of complementary businesses.
New York Stock Exchange symbol.................... BVC


(1) Excludes 2,365,450 shares of common stock which may be issued under stock options outstanding at July 15, 1999 with a weighted average exercise price of $20.99 per share.













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                                       7

--------------------------------------------------------------------------------


Summary Consolidated Financial Data of Bay View
(in thousands, except per share data)

The following financial information is derived in part from our audited financial statements for 1994 through 1998. The information at or for the three-month periods ended March 31, 1999 and 1998 is unaudited and was derived from our unaudited consolidated quarterly financial statements. However, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation at such dates and for such periods have been made. The results of operations for the three-month period ended March 31, 1999 are not necessarily indicative of results that may be expected for the full fiscal year. All information is presented in accordance with generally accepted accounting principles, or GAAP. The per common share data has been restated to reflect the issuance of stock dividends. The information is only a summary and you should read it in conjunction with our historical financial statements and related notes contained in the annual reports and other information that we have filed with the SEC. This historical financial information has also been incorporated into this prospectus by reference. We have listed the documents that we incorporate by reference under the heading "Where You Can Find More Information."

                                     At or For the Three
                                        Months Ended
                                          March 31,                   At or For the Year Ended December 31,
                                  ----------------------- ------------------------------------------------------------

                                      1999        1998        1998        1997        1996          1995       1994
                                  ----------- ----------- ------------ ----------- ----------- ------------ ----------
Statement of Financial
 Condition Data(1):
Total assets....................   $5,763,551  $5,341,413  $5,596,232  $3,246,476  $3,300,262   $3,004,496  $3,166,529
Mortgage-backed
    securities..................      583,247     882,773     635,389     470,261     577,613      731,378     921,680
Loans and leases, net...........    4,392,979   3,934,008   4,191,269   2,373,113   2,474,717    2,062,268   2,054,563
Deposits........................    3,343,286   3,491,957   3,269,637   1,677,135   1,763,967    1,819,840   1,707,376
Borrowings......................    1,921,787   1,416,807   1,833,116   1,355,976   1,245,537      941,465   1,219,958
Capital securities..............       90,000          --      90,000          --          --           --          --
Stockholders' equity............      378,083     388,705     377,811     173,627     200,062      207,977     217,315

Operating Data(1)(2):
Interest income.................      100,021      99,063     406,363     242,244     241,755      216,463     197,326
Interest expense................      (59,238)    (62,129)   (251,762)   (154,908)   (160,773)    (160,547)   (130,401)
                                  -----------  ----------  ----------  ----------  ----------   ----------  ----------
Net interest income.............       40,783      36,934     154,601      87,336      80,982       55,916      66,925
Provision for losses on
    loans and leases............       (5,311)       (660)     (9,114)     (1,952)     (1,898)      (4,284)     (2,367)
Gain (loss) on sale of
    loans and securities........           --         112       1,060         925      (1,453)      (2,510)     (1,081)
Leasing income..................        9,658          --      11,341          --          --           --          --
Other noninterest income........        6,309       4,091      18,671      11,830      10,017        8,652       8,619
General and administrative
    expenses....................      (26,156)    (27,742)   (113,567)    (71,913)    (58,955)     (57,016)    (47,287)
Dividend expense on Capital
    securities..................       (2,235)         --        (244)         --          --           --          --
Leasing expense.................       (6,681)         --      (7,682)         --          --           --          --
SAIF recapitalization
    assessment..................           --          --          --          --     (11,750)          --          --
Income from real estate
owned, net......................          (17)        (37)        181         543       4,806        1,081          95



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                                        8

--------------------------------------------------------------------------------


                                         At or For the Three
                                            Months Ended
                                              March 31,                  At or For the Year Ended December 31,
                                  ------------------------ ----------------------------------------------------------------

                                       1999        1998        1998        1997          1996           1995        1994
                                  ------------ ----------- ------------ ----------- ------------ -------------- -----------
Operating Data(1)(2):
Recovery of (provision
    for) losses on real
    estate......................     $    (17)  $      24    $     59    $    585     $     103    $     (749)    $   (145)
Amortization of
    intangible assets...........       (2,904)     (2,746)    (11,372)     (4,088)       (2,606)       (3,944)      (2,418)
                                     --------   ---------    --------    --------     ---------    ----------     --------
Income (loss) before income
    tax expense/benefit.........       13,429       9,976      43,934      23,266        19,246        (2,854)      22,341
Income tax (expense)
    benefit.....................       (6,296)     (4,916)    (21,215)     (9,245)       (8,277)          708       (7,828)
Extraordinary items, net
    of tax......................          --           --          --          --            --        (2,544)          --
                                     --------   ---------    --------    --------     ---------    ----------     --------
Net income (loss)...............     $  7,133   $   5,060    $ 22,719    $ 14,021     $  10,969    $   (4,690)    $ 14,513
                                     ========   =========    ========    ========     =========    ==========     ========

Earnings (loss) per diluted share:
     Income (loss) before
       extraordinary items......        $0.37       $0.24       $1.12       $1.06         $0.79       $(0.15)        $1.01
     Net income (loss)..........        $0.37       $0.24       $1.12       $1.06         $0.79       $(0.32)        $1.01

Other Data(1)(2):
Net interest margin(3)..........         3.16%       2.90%       3.03%       2.86%         2.57%        1.86%         2.34%
Efficiency ratio(4).............        53.70       67.44       63.88       71.85         64.79        88.30         62.60
Return on average assets(5).....         0.51        0.38        0.41        0.45          0.34        (0.15)         0.49
Return on average equity(5).....         7.51        5.24        5.87        7.32          5.39        (2.11)         6.79
Ratio of total equity to                 6.56        7.28        6.75        5.35          6.06         6.92          6.86
    total assets(6).............
Book value per share(7).........      $ 20.10   $   19.20    $  19.77    $  14.38     $   14.98    $   14.65     $   15.16
Dividend payout ratio(8)........        26.89%      40.16%      35.57%      30.53%        38.61%      (93.75)%       29.70%
Nonperforming assets(9).........      $16,502   $  19,468    $ 18,020    $ 15,766     $  24,310    $  38,811     $  50,577
Ratio to total assets...........         0.29%       0.36%       0.32%       0.49%         0.74%        1.29%         1.60%
Troubled debt
    restructurings(10)..........      $   772   $     388    $    777    $    731     $     509    $  15,641     $  13,948
Ratio to total assets...........         0.01%       0.01%       0.01%       0.02%         0.02%        0.52%         0.44%


(1) Includes the acquisitions of Bay View Credit, effective June 1, 1996; Bay View Commercial Finance Group, effective April 1, 1997; Ultra Funding, effective October 1, 1997; and America First Eureka Holdings, Inc. effective January 2, 1998.
(2) You should also review our non-GAAP performance measures contained in our historical financial information, which is incorporated into this prospectus by reference, for further discussion of net income (loss), net interest margin, return on average assets, and return on average equity.
(3)  Defined as net interest income divided by average interest-earning assets.
(4) Calculated by dividing general and administrative expenses by operating revenues, defined as net interest income, loan fees and charges, the excess of leasing-related rental income over leasing-related depreciation expense, and other noninterest income, excluding securities gains and losses.
(5) Calculated by dividing net income (loss) by average assets and average equity, respectively. In calculating these ratios, net income for the three months ended March 31, 1999 and March 31, 1998 has been annualized.
(6)  Calculated by dividing total equity by total assets.
(7)  Calculated by dividing total equity by total common shares outstanding.
(8)  Calculated by dividing dividends declared by net income (loss).
(9) Defined as nonaccrual loans, real estate owned through foreclosure and other repossessed assets. Nonaccrual loans are defined as loans 90 days or more delinquent as to principal and interest payments (unless both are well secured and in the process of collection) and loans less than 90 days delinquent designated as nonperforming when we determine that the full collection of principal and/or interest is doubtful.
(10) Defined as loans that have been modified (due to borrower financial difficulties) to allow a stated interest rate and/or a monthly payment lower than those prevailing in the market.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Summary Consolidated Financial Data of FMAC
(in thousands, except per share data)


We derived the following financial information in part from FMAC's audited financial statements for 1994 through 1998. The information at or for the three-month periods ended March 31, 1999 and 1998 is unaudited and was derived from FMAC's unaudited consolidated quarterly financial statements. However, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation at such dates and for such periods have been made. The results of operations for the three-month period ended March 31, 1999 are not necessarily indicative of results that may be expected for the full fiscal year. All information is presented in accordance with GAAP. The information is only a summary and you should read it in conjunction with FMAC's historical financial statements and related notes contained in the annual reports and other information that FMAC has filed with the SEC. This historical financial information has also been incorporated into this prospectus by reference. We have listed the documents that we incorporate by reference under the heading "Where You Can Find More Information."




                                            At March 31,                       At December 31,                   Predecessor
                                        ---------------------- ------------------------------------------------- -----------

                                            1999       1998         1998       1997(1)     1996(1)     1995(1)      1994(1)
                                        ---------- ----------- ----------- ------------ ----------- ------------ -----------
Statement of Financial Condition
Data(2):
Cash and cash equivalents..............  $  54,989  $  61,126   $   33,425   $    7,335   $     --     $     --    $   102
Securities available for sale..........     16,664      2,335       16,818       22,870     39,349           --      9,541
Loans and leases held for sale.........    251,225    478,656      325,727      343,200     98,915      181,254         --
Loans and leases held for                  154,329         --      162,928           --         --           --         --
   investment..........................
Retained interest in loan
  securitizations......................     30,037     19,070       29,952       21,652      6,908           --         --
Servicing rights.......................     32,545      2,126       29,905        2,213         --           --         --
Goodwill...............................     49,670      4,200       37,353        4,315      4,332        4,226         --
Accrued interest receivable............      2,351      2,103        2,587        2,758        560        1,108        138
Other assets...........................     40,315     11,804       37,619       17,889     10,112        2,460        467
                                         ---------  ---------  -----------   ----------  ---------   ----------   --------
Total assets...........................    632,125    581,420      676,314      422,232    160,176      189,048     10,248

Overdraft .............................         --         --           --           --        171          445         --
Payable to Imperial Credit
  Industries, Inc......................         --         --           --           --     17,728           --         --
Borrowings.............................    422,669    404,482      483,763      256,220    125,240      181,632     13,548
Deferred income taxes..................     21,221     19,383       18,045       14,160         --           --         --
Other liabilities......................     36,268     11,918       27,801       13,430     (2,580)       3,198      1,543
                                         ---------  ---------  -----------   ---------- ----------   ----------    -------
Total liabilities......................    480,158    435,783      529,609      283,810    145,719      185,275     15,091

Minority interest in subsidiary........         59         --          (8)           --         --           --         --
Members' equity (deficit)..............         --         --           --           --  $  14,457     $  3,773 $  (4,843)
Total stockholders' equity.............   $151,908   $145,637     $146,713     $138,422         --           --         --




--------------------------------------------------------------------------------


                                                                                                            Predecessor
                                                                                               Six      -------------------
                                                                                              Months      Six       Year
                                                                                              Ended      Months    Ended
                                              Three Months               Year Ended          December    Ended    December
                                            Ended March 31,             December 31,            31,     June 30,     31,
                                       --------------------- ------------------------------- ---------- -------- ----------

                                           1999      1998       1998(4)   1997(1)   1996(1)   1995(1)   1995(1)   1994(1)
                                       --------- ----------- ---------- ---------- --------- ---------- -------- ----------
Operating Data(2):
Revenues:
Gain on sale of loans and leases(3)...   $11,210    $16,741    $40,146    $52,117   $18,671    $    --   $   --    $4,052
Net interest income...................     2,649      4,202     17,119      5,156     1,641        239      154        37
Loan servicing income.................     6,512      1,254     18,507      3,314     1,191        349      326       306
Trading income(3).....................     1,641         --         --         --        --         --       --        --
Insurance services income.............     1,127         --         --         --        --         --       --        --
Loss on transfer of loans to held
    for investment....................        --         --     (8,845)        --        --         --       --        --
Other income (loss)...................       191       (42)        650       (111)       63         --       --        68
                                       --------- ----------  ---------   --------- --------  ---------  -------  --------
Total revenues........................    23,330     22,155     67,577     60,476    21,566        588      480     4,463
                                        --------   --------   --------   --------  --------  ---------  -------   -------

Expenses:
Personnel.............................     8,455      5,165     26,306     13,636     8,270        356      931     1,723
General and administrative............     6,283      4,553     27,460     11,119     3,972        891    1,460     3,468
                                       ---------  ---------   --------   --------  --------  ---------  -------   -------
Total expenses........................    14,738      9,718     53,766     24,755    12,242      1,247    2,391     5,191
                                        --------  ---------   --------   --------  --------   --------  -------   -------

Income (loss) before income taxes
    and minority interest in               8,592     12,437     13,811     35,721     9,324       (659)  (1,911)     (728)
    subsidiary........................
Minority interest in subsidiary.......        67         --         (8)        --        --         --       --        --
Income tax expense....................     3,410      5,223      5,528     15,001        --         --       --        --
                                       ---------  ---------  ---------   --------  --------  ---------  -------   -------
Net income (loss).....................  $  5,115   $  7,214   $  8,291    $20,720  $  9,324   $   (659) $(1,911)  $  (728)
                                         =======    =======    =======     ======   =======    =======   ======    ======

Basic income per share................ $    0.18  $    0.25  $    0.29  $    0.91
                                        ========   ========   ========   ========
Diluted income per share.............. $    0.18  $    0.25  $    0.29  $    0.91
                                        ========   ========   ========   ========
Weighted-average basic shares
    outstanding.......................    28,734     28,716     28,716     22,670
                                        ========   ========   ========    =======
Weighted-average diluted shares
    outstanding.......................    28,737     28,805     28,976     22,670
                                        ========   ========   ========    =======


(1) From July 1, 1995 through November 18, 1997, FMAC qualified to be treated as a limited liability company, which is similar to a partnership, for federal and state income tax purposes. As a result of terminating FMAC's limited liability company status upon completion of its initial public offering, FMAC was required to record a one-time non-cash charge of $11.0 million against historical earnings for deferred income taxes. This charge occurred in the quarter ended December 31, 1997 and the year ended December 31, 1997. The selected balance sheet information at December 31, 1994 and the selected results of operations for the year ended December 31, 1994 and for the six months ended March 31, 1995 represent FMAC's predecessor entity.
(2)  Includes the acquisition of Bankers Mutual effective April 1, 1998.
(3) Gain on sale for the years ended December 31, 1998, 1997 and 1996 includes $35.3 million, $56.2 million and $11.5 million of cash gains before hedge gains (losses) of ($34.0) million, ($5.1) million and $0.4 million, of which $13.4 million, $6.6 million and $7.8 million, respectively, represented loan fees. The gain on sale of loans for the December 1995 securitization was not recognized until the first quarter of 1996. Gain on sale for the three months ended March 31, 1999 and 1998 includes $11.2 million and $17.5 million of cash gains before hedge losses of $1.1 million for the three months ended March 31, 1998, of which $2.4 million and $2.4 million, respectively, represented loan fees. Prior to December 31, 1998, FMAC deferred its hedge gains and losses and recorded them as an addition or reduction to the gain on sale. Effective January 1, 1999, trading income is recorded directly through operations as FMAC's financial instruments used to hedge its loans and leases are classified as trading.
(4) Includes $34.0 million in hedge losses incurred primarily during the third and fourth quarters of 1998.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Summary Unaudited Pro Forma Condensed Combined Financial Data
(in thousands, except per share data)

The following summary unaudited pro forma condensed combined financial data has been prepared to illustrate the effect on our historical financial condition and results of operations of the acquisition of FMAC, which will be accounted for under the purchase method of accounting, and the issuance of $100 million in subordinated notes by Bay View Bank. See "Recent Developments." The pro forma operating data for the year ended December 31, 1998 and for the three-months ended March 31, 1999 assume that both the merger and the issuance of the subordinated notes occurred as of January 1, 1998. The pro forma financial condition data is as of March 31, 1999.

This summary unaudited pro forma condensed combined financial data is based on a number of assumptions, estimates and uncertainties and should be read in conjunction with our historical financial statements and accompanying disclosures and the notes to the unaudited pro forma condensed combined financial data beginning on page 27.

As a result of these assumptions, estimates and uncertainties, the accompanying summary unaudited pro forma condensed combined financial data does not purport to describe the actual financial condition or results of operations that would have been achieved had the merger and the issuance of subordinated notes in fact occurred on the dates indicated, nor does it purport to predict our future financial condition or results of operations.


                                                Three Months        Year Ended
                                           Ended March 31, 1999 December 31, 1998(1)
                                           -------------------- ----------------
Pro Forma Operating Data:
Interest income.................................. $108,181             $457,915
Interest expense.................................   67,950              299,582
                                                 ---------             --------
Net interest income..............................   40,231              158,333
Provision for losses on loans and leases.........    5,573               11,758
                                                 ---------            ---------
Net interest income after provision for losses...   34,658              146,575
Noninterest income...............................   36,648               81,530
Noninterest expense..............................   55,212              195,239
                                                  --------              -------
Income before income tax expense and minority
  interest in subsidiary.........................   16,094               32,866
Minority interest in subsidiary..................       67                  (8)
Income tax expense...............................    8,383               21,207
                                                 ---------            ---------
   Net income....................................$   7,644             $ 11,667
                                                  ========              =======

Basic earnings per share.........................    $0.27                $0.40
                                                      ====                 ====
Diluted earnings per share.......................    $0.27                $0.39
                                                      ====                 ====

Weighted-average basic shares outstanding........   28,522               29,395
                                                  ========             ========
Weighted-average diluted shares outstanding......   28,695               29,695
                                                  ========             ========


(1) FMAC's historical results for the year ended December 31, 1998 included $34.0 million in hedge losses incurred primarily during the third and fourth quarters of 1998.



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                                                                         At
                                                                      March 31,
                                                                        1999
                                                                     -----------


Pro Forma Financial Condition Data:
Assets............................................................. $6,539,679
Loans, net.........................................................  3,873,533
Securities.........................................................  1,529,843
Deposits...........................................................  3,343,286
Advances from the FHLB of San Francisco............................  1,744,900
Subordinated notes, net............................................    199,453
Senior debentures..................................................     50,000
Other borrowings...................................................    427,056
Capital securities.................................................     90,000
Minority interest in subsidiary....................................         59
Stockholders' equity...............................................    565,293
Total liabilities and stockholders' equity.........................  6,539,679



































--------------------------------------------------------------------------------

                                  RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus, as well as the other documents incorporated by reference.

Risks Related to Bay View's Current Business Activities

As we continue to transition our business to commercial banking activities, a gradual increase in our consolidated credit risk is likely to occur, which means that there is a greater risk that borrowers will be unable to repay their loans from us or make all required lease payments to us. Borrower defaults resulting in losses in excess of our allowance for loan and lease losses could have a material adverse effect on our business, profitability and financial condition.

Our business strategy centers around our continued transition to commercial banking activities and the anticipated increase of our net interest margin. In order to realize this objective, one of our main strategies is to replace lower-yielding single-family mortgage loans and mortgage-backed securities with consumer and commercial loans and leases with higher risk-adjusted returns, shorter maturities and less sensitivity to interest rate fluctuations. These assets are funded with our low cost deposit base. As this process takes place, a gradual increase in our consolidated credit risk is likely to occur, which means that there is a greater risk that borrowers will be unable to repay their loans from us or make all required lease payments to us. Borrower defaults resulting in losses in excess of our allowance for loan and lease losses could have a material adverse effect on our business, profitability and financial condition.

Single-Family Mortgage Loans. Single-family mortgage loans still comprise the largest component of our loan and lease portfolio and are secured primarily by properties located in northern California. Our concentration of these loans results in lower yields and lower profitability for us. These loans are generally made on the basis of the borrower's ability to make repayments from his or her employment and the value of the property securing the loan. Despite our decision to discontinue the origination of single-family mortgage loans in 1996, our exposure to these lower-yielding, and relatively low risk assets, has actually increased to approximately $1.4 billion, or 31.0% of our total gross loan and lease portfolio, at March 31, 1999 from $551 million, or 22.9%, at December 31, 1997, primarily due to the acquisition of EurekaBank.

Multi-Family Mortgage and Commercial Real Estate Loans. Multi-family mortgage and commercial real estate loans are generally considered to be riskier than single-family mortgage loans because multi-family mortgage and commercial real estate loans typically have larger balances to a single borrower or group of related borrowers. In addition, the borrower's ability to repay multi-family mortgage and commercial real estate loans typically depends upon the successful operation of the property or business conducted on the property securing the loan as opposed to a desire by the borrower to continue to occupy the residence on the property securing the loan. These loans may therefore be more adversely affected by conditions in the real estate markets or in the economy generally. For example, if the cash flow from the project is reduced due to leases not being obtained or renewed, the borrower's ability to repay the loan may be impaired. Multi-family mortgage and commercial real estate loans totaled $1.3 billion, or 30.5% of our total gross loan and lease portfolio, at March 31, 1999. These loans represent our second largest loan concentration and are also primarily secured by properties located in northern California.

Motor Vehicle Loans and Leases. Because our primary focus for motor vehicle loans and leases is on the credit quality of the customer rather than the value of the collateral, the collectibility of a motor vehicle loan or lease is more likely than a single-family first mortgage loan to be affected by adverse personal circumstances. We rely on the borrower's continuing financial stability, rather than on the value of the vehicle, for the repayment of a motor vehicle loan and for payment of all required amounts under a motor vehicle lease. Because motor vehicles usually rapidly depreciate in value, it is unlikely that a repossessed vehicle will cover repayment of the outstanding loan balance or unpaid amounts under the terms of the lease.

In one particular niche that we operate, the typical motor vehicle loan customer desires a longer term and/or higher relative loan amount than is offered by many automobile financing sources. We have therefore been able to charge interest rates of 200 to 300 basis points over the rates typically offered by traditional sources of motor vehicle financing such as banks and captive finance companies. The higher interest rate and longer maturity of the loans increases the risk that the borrower will be unable to repay the loan.

We retain a residual interest in our motor vehicle-related operating leased assets. The estimated fair market value of the motor vehicle at the end of the contract term of the lease, if any, is reflected as an asset on our balance sheet over the term of the lease. At March 31, 1999, the residual values related to our motor vehicle-related operating leases totaled $157.1 million. Our profitability depends, to some degree, upon our ability to realize these residual values. Realization of residual values depends on many factors, several of which are outside our control, including general market conditions at the time of expiration of the lease, whether there has been unusual wear and tear on, or use of, the motor vehicle and the cost of a comparable new motor vehicle. If, upon the expiration of a lease, we sell or refinance the underlying motor vehicle and the amount realized is less than the recorded value of the residual interest in the motor vehicle, we will recognize a loss reflecting the difference. If we fail to realize our aggregate recorded residual values, our financial condition and profitability could be adversely affected.

At March 31, 1999, motor vehicles loans totaled $578.4 million, which was approximately 13.2% of our total gross loan and lease portfolio. Additionally, operating leased assets totaled $261.2 million at March 31, 1999.

Home Equity Loans. High loan-to-value home equity loans are subject to increased risk of delinquency and default as compared to single-family first mortgage loans. High loan-to-value home equity loans, which totaled $471.3 million as of March 31, 1999, are secured by a lien, generally junior in priority to a senior lien on the borrower's home. High loan-to-value home equity loans may have, when added to existing senior lien balances, a post-funding combined loan-to-value ratio of up to 125% of the value of the home securing the loan. If a borrower defaults on a high loan-to-value home equity loan, our security interest will be subordinate to all senior lien balances. It is therefore likely that in the case of default, the collateral for the loan will not be sufficient to cover the principal amount of the loan. In addition, the market value of the properties securing these loans may decline, especially in an economic slowdown or recession. We do not intend to increase our exposure to high loan-to-value home equity loans.

Our home equity loans, including high loan-to-value home equity loans, totaled approximately $611.4 million, or 14.0% of our total gross loan and lease portfolio, as of March 31, 1999. At March 31, 1999, the average loan-to-value ratio of our high loan-to-value home equity loan portfolio was 114%. Because of this loan-to-value ratio, we rely principally on the creditworthiness of the borrower for repayment of our high loan-to-value loans and receive interest on these loans at a rate which is higher than the interest rate we receive on single-family first mortgage loans.

Commercial Loans and Leases. Our commercial loans and leases, which are comprised primarily of asset-based loans, factoring and equipment leases, entail higher risk and are typically made on the value of the collateral provided by the borrower to secure the loan or lease. Most often, this collateral is accounts receivable, although at times we also rely upon collateral such as inventory or machinery. There is little additional credit support provided by the borrower for most of these loans and leases and the probability of repayment is based almost solely on the liquidation of the pledged collateral. As a result, in the case of loans and leases secured by accounts receivable, the availability of funds for the repayment of such loans and leases may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans and leases may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. In addition, these loans and leases carry much higher rates of interest than those charged by traditional small business lenders, such as commercial banks, to compensate for the greater risk that our borrowers will be unable to repay their loans or leases. The higher interest rates charged on these loans and leases increase the risk that the borrower will be unable to repay the loan or lease. Commercial loans and leases were $106.4 million, or 2.4% of our total gross loan and lease portfolio, as of March 31, 1999.

Franchise Loans to Small and Medium-Sized Businesses. Loans to small and medium-sized businesses are generally riskier than single-family mortgage loans. Typically, the success of a small or medium-sized business depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business. In addition, small and medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower's ability to repay a loan or make payments on a lease. We purchased from FMAC approximately $330 million of loans to small and medium-sized businesses, primarily franchise operations, during the first quarter of 1999. These loans represented 7.5% of our total gross loan and lease portfolio at March 31, 1999. We anticipate that ultimately franchise loans may comprise up to 30% of our total consolidated assets.

Unfavorable or worsened economic conditions or natural disasters in northern California could significantly increase the number of borrowers unable to timely repay their loans, and could result in a decline in the value of the properties securing our loans, which could have a material adverse effect on us.

Our current loan portfolio is concentrated in certain geographic regions, particularly northern California. The number of borrowers unable to repay their loans may be affected by changes in local economic and business conditions. Unfavorable or worsened economic conditions in northern California could significantly increase the number of borrowers unable to timely repay their loans, and could result in a decline in the value of the properties securing our loans, which could have a material adverse effect on us. In addition, the northern California area has been, and may in the future be, subject to earthquakes. We usually do not require our borrowers to maintain earthquake insurance on properties securing mortgage loans. Accordingly, earthquake damage to properties securing mortgage loans or to properties we own could have a material adverse effect on us.

Changes in interest rates could have a material adverse effect on our profitability.

Our ability to make a profit, like that of most financial institutions, substantially depends upon our net interest income, which is the difference between the interest income we earn on our interest-earning assets, such as loans, and the interest expense we pay on our interest-bearing liabilities, such as deposits. Changes in interest rates could have a material adverse effect on our profitability. Certain assets and liabilities may react in different degrees to changes in market interest rates. Interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types may lag behind. Additionally, some of our assets, such as adjustable rate mortgages, have features, including payment and rate caps, which restrict changes in their interest rates. As a result, our net interest margin would be adversely impacted by a rise in interest rates where actual rates on adjustable rate loans do not rise as rapidly as the cost of our funds.

Factors such as inflation, recession, unemployment, money supply, international disorders, instability in domestic and foreign financial markets, and other factors beyond our control may affect interest rates. Changes in market interest rates will also affect the level of voluntary prepayments on our loans and payments on our mortgage-backed securities resulting in the receipt of proceeds that may be reinvested at a lower rate than the loan or mortgage-backed security being prepaid. Although we pursue an asset-liability management strategy designed to control our risk from changes in market interest rates, changes in interest rates could still have a material adverse effect on our profitability.

The competition we face could adversely affect our profitability.

We face competition both in originating loans and leases and in attracting deposits. The competition we face could adversely affect our profitability. Competition in originating multi-family and commercial real estate mortgage loans comes primarily from savings institutions, commercial banks, mortgage bankers and insurance companies. We compete for these mortgage loans based on interest rates, types of products, loan fees charged and the quality of customer service that we provide to our borrowers. Competition in attracting deposits comes primarily from savings institutions, commercial banks, brokerage firms, mutual funds, credit unions and various types of investment companies. We also experience competition for our motor vehicle loan and leasing programs, primarily from large well-capitalized lending institutions and finance companies, as well as from financing provided directly by automobile manufacturers. Competition for factoring clients comes primarily from small local factors or factors specializing in a specific industry segment, such as trucking or personnel agencies. Competition for asset-based loans comes primarily from small, locally-based commercial finance companies, large national commercial finance companies and commercial banks. Competition for franchise loans comes primarily from commercial banks, thrift institutions, diversified finance companies, asset-based lenders, speciality franchise finance companies and real estate investment trusts, among others. Due to their size, some of our competitors may achieve economies of scale and, as a result, offer a broader range of products and services and lower pricing than we currently offer.

Changes in the regulatory structure or the statutes or regulations applicable to us could have a material impact on our operations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve Board and the Office of the Comptroller of the Currency and by the Federal Deposit Insurance Corporation, which insures our deposits up to applicable limits. Regulatory authorities have extensive discretion in carrying out their supervisory and enforcement responsibilities, and regulations have been implemented which have increased capital requirements, increased insurance premiums and resulted in increased administrative, professional and compensation expenses. Any change in the regulatory structure or the applicable statutes or regulations could have a material impact on our operations. Additional legislation and regulations may be enacted or adopted in the future which could significantly affect our powers, authority and operations, and our competitors which in turn could have a material adverse effect on our operations.

Any computer problems due to the Year 2000 issue could adversely affect our business.

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000 which, in turn, could result in system failures or miscalculations causing disruptions in our operations and the operations of our suppliers and customers. Any computer problems due to the Year 2000 issue could adversely affect our business.

The potential impact of the Year 2000 issue on the financial services industry could be material, as virtually every aspect of the industry and processing of transactions will be affected. Due to the size of the task facing the financial services industry and the interdependent nature of its transactions, we may be adversely affected by this problem, depending on whether we and the entities with which we do business address the issue successfully. The impact of the Year 2000 issue on us will depend not only on corrective actions that we take, but also on the way in which the Year 2000 issue is addressed by governmental agencies, businesses and other third parties that provide services or data to us, or receive services or data from us, or whose financial condition or operational capability is important to us.

We rely upon third-party software vendors and data processing service providers for the majority of our electronic data processing and do not operate any proprietary programs which are critical to our operations. Thus, our focus is to monitor the progress of our primary software and data processing service providers toward resolving the Year 2000 issue.

Failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect our results of operations, liquidity and financial condition. Due to the general uncertainty of the Year 2000 readiness of third-party suppliers and customers, we are unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on our results of operations, liquidity and financial condition. Our Year 2000 compliance program will reduce levels of uncertainty about the Year 2000 issue including questions as to the compliance and readiness of our material third-party providers. We believe that, with the implementation of new and/or upgraded business systems and completion of the Year 2000 compliance program, the possibility of significant interruptions of normal operations has been significantly reduced. For additional information regarding our Year 2000 compliance program, see "Where You Can Find More Information."

Risks Related to the Acquisition of FMAC

We may experience greater than expected difficulties in operating FMAC's businesses.

Our recent acquisition of FMAC involves the combination of entities that have previously operated independently. We may experience greater than expected difficulties in operating FMAC's businesses, which could have an adverse effect on our ability to realize the expected benefits of the acquisition.

There are many things that could go wrong and adversely affect our business and profitability after the acquisition. We cannot predict the full range of post-acquisition problems that may occur. Some possible difficulties include:

     o diversion of our management's attention to the detriment of other parts of our business;

     o    the failure to retain key personnel of FMAC;

     o the failure to satisfactorily assimilate the business culture of FMAC into our own;

     o increased competition in FMAC's businesses, including competition from companies with more financial resources than we have; and

     o    risks associated with unanticipated events or liabilities at FMAC.

We may not be permitted to own some assets or operate some businesses owned by FMAC for regulatory reasons. We may have to sell the assets or businesses on unfavorable terms or modify business operations in a way that will make them less profitable.

In connection with its approval of the FMAC acquisition, the Federal Reserve Board has required us, within the two years following the FMAC acquisition, to divest or conform to regulatory requirements FMAC's businesses and activities that are impermissible for us to engage in for regulatory purposes. The affected FMAC assets include equity interests in restaurant franchises. We cannot be sure that we will be able to sell these assets on favorable terms. In addition, in order to continue to engage in the insurance agency business we are required to modify FMAC's insurance agency operations, and these modifications could make those operations less profitable to us.

The Bankers Mutual division of FMAC participates in the Fannie Mae delegated underwriting and servicing program. Because of Bankers Mutual's current loss sharing arrangement with Fannie Mae, under federal banking regulations we will be required to hold capital against all loans sold under the program as if we owned 100% of these loans. We cannot be sure that we will successfully limit our potential liability under the Fannie Mae program or otherwise limit the additional capital requirements to which we would be subject. If we determine, for regulatory purposes or otherwise, that it is in our best interests to sell the Fannie Mae servicing portfolio, we cannot be sure that we will be able to do so on favorable terms.

FMAC is dependent on securitizations. Any impairment of FMAC's ability to complete securitizations could have a material adverse effect on our business.

FMAC has historically pooled and sold through securitizations substantially all of the franchise loans which it originates, as well as many other loans. Upon consummation of the acquisition of FMAC, we retained a portion of FMAC's commercial franchise loans for our portfolio, and we intend to sell or securitize the remainder. Under FMAC's securitization structure, FMAC sells a pool of loans on a non-recourse basis to a single purpose trust, which then issues to investors securities collateralized by the loans. While FMAC's dependency on securitizations has been reduced now that FMAC is operating as one of our subsidiaries, any impairment in FMAC's ability to complete securitizations could have a material adverse effect on our business. Factors affecting FMAC's ability to complete securitizations of its loans include:

     o    conditions in the securities markets generally;

     o    conditions in the asset-backed securities markets specifically;

     o the performance of the securities issued in connection with FMAC's securitizations;

     o    the credit quality of FMAC's loans;

     o compliance of FMAC's loans with the eligibility requirements for a particular securitization;

     o    FMAC's ability to adequately service its loans; and

     o any material negative rating agency action pertaining to certificates issued in FMAC's securitizations.

The "gain on sale" from the sale of loans in securitizations has historically been the largest component of FMAC's revenues, and retained interests in loan securitizations are typically established as balance sheet assets in connection with securitizations, based in part upon estimates of future credit losses. FMAC has also retained subordinated securities issued in connection with its securitization program. We are currently attempting to sell these securities. If actual credit losses on securitized loans exceed the estimates made at the time of the securitizations, we could be required to record an expense to reduce the carrying value of the retained interests and securities classified as available-for-sale, if any, on our balance sheet. Any expense of this type could be material to our earnings if the credit performance of securitized loans deteriorates significantly. At March 31, 1999, the retained interests in loan securitizations held by FMAC totaled $30.0 million and securities classified as available-for-sale totaled $16.7 million.

In addition, the securitization market for FMAC's loans and leases is relatively undeveloped and may be more susceptible to market fluctuations or other adverse changes than more developed capital markets. To the extent FMAC makes loans and leases in new industry sectors or to different types of entities in existing industry sectors, there is a risk that these loans and leases will not be securitizable or will be securitizable only on terms unfavorable to FMAC.

FMAC advances funds in connection with its securitization activities. If FMAC is unable to recover a significant amount of these advances, it could have a material adverse effect on our business, profitability and growth prospects.

In connection with its securitization activity, FMAC serviced approximately $2.8 billion in commercial franchise loans as of March 31, 1999. As the servicer, FMAC periodically advances funds, and is sometimes required to advance funds in accordance with its servicing agreements, to the trustees of the securitizations or directly to other parties, including the underlying franchisees/borrowers. The advances may be the result of cash flow shortfalls attributable to delinquent loan payments or the result of other factors. While FMAC is entitled in accordance with its servicing agreements to recover some of these advances prior to distributing payments to security holders, to the extent FMAC does not recover its advances, there could be a material adverse effect on our business, profitability and growth prospects. Under some circumstances, these advances are also recovered under work-out arrangements which may include a loan restructuring, sale of the underlying franchise, concessions from the franchisor, or restructuring of the securitization. In most instances, the work-out arrangements are developed with the cooperation of the franchisor. At March 31, 1999, FMAC had outstanding advances of approximately $9.8 million related to its securitizations.

FMAC recently completed a loan restructuring in connection with approximately $5 million in funds it advanced on behalf of an operator that owns 130 Pizza Hut restaurants which secure loans included in a securitization pool. These loans were not originated by FMAC and the current operator was recruited by FMAC to replace the original borrower. While the operator's $64 million in loans in the securitization pool are current, the loan restructuring was necessary to enable the operator to continue to service these loans. The loan restructuring resulted in holders of securities from this securitization pool who are affiliated with the selling stockholder incurring losses as a result of a $14.0 million reduction in the operator's loan balance. FMAC's equity interest in the securitization had previously been written off. Under the loan restructuring FMAC's advances should be repaid prior to the final payment date of the restructured loans in 2008. This resolution could affect the current investment ratings of the securities issued pursuant to the securitization that includes these loans. Before completion of the loan restructuring, a rating agency, Fitch IBCA, placed all classes of notes issued under the securitization that includes these loans on RatingAlert Negative. Fitch noted that its action was prompted by the negative performance of the $64 million in loans that were not originated by FMAC, does not impact any other securitizations of FMAC and was in no way associated with FMAC in its function as servicer and/or special servicer under the securitization. Fitch also noted that it may take further rating action on some or all of the note classes upon completion of the loan restructuring.

Risks Related to an Investment in the Common Stock

The price of our common stock may decrease rapidly and prevent stockholders from selling their stock at a profit.

The market price of our common stock could decrease in price rapidly at any time and prevent stockholders from selling their shares at a profit. The market price of our common stock has fluctuated in recent years. Since January 1, 1998, the market price has ranged from a low of $12.50 per share to a high of $38.00 per share. Fluctuations may occur, among other reasons, in response to:

     o    operating results;

     o    announcements by competitors;

     o    regulatory changes;

     o    economic changes;

     o    general market conditions; and

     o    legislative changes.

The trading price of our common stock could continue to be subject to wide fluctuations in response to the factors set forth above and other factors, many of which are beyond our control. The stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. You should consider the likelihood of these market fluctuations before investing in our stock.

The sale of a substantial amount of our common stock after the FMAC merger could adversely affect the market price of our common stock.

Of the shares of our common stock that FMAC stockholders received in the merger, shares may be sold immediately and without restriction. The sale of a substantial amount of our common stock after the merger could adversely affect the market price of our stock.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares being offered by the selling stockholder. We estimate that the net proceeds to be received by us in the event the underwriters' over-allotment option is exercised in full will be $ million. We intend to use any such net proceeds for general corporate purposes. We may also use the net proceeds to acquire complementary businesses, although we are not currently a party to any agreements or understandings regarding any potential business acquisitions.

                           MARKET PRICES AND DIVIDENDS

Our common stock is traded on the New York Stock Exchange under the symbol "BVC." Prior to April 1, 1999, our common stock traded on the Nasdaq National Market under the symbol "BVCC." The following table sets forth, for the periods indicated, the high and low sale prices of our common stock on the New York Stock Exchange.

                                                                  Price Range
                                                              -----------------
                                                               High        Low
                                                              -------- --------
1997
     First Quarter.........................................   $28.63     $20.63
     Second Quarter........................................    26.75      22.63
     Third Quarter.........................................    28.13      24.88
     Fourth Quarter........................................    36.25      27.69
1998
     First Quarter.........................................    37.25      29.38
     Second Quarter........................................    38.00      29.50
     Third Quarter.........................................    31.75      17.00
     Fourth Quarter........................................    21.69      12.50
1999
     First Quarter.........................................    21.06      17.44
     Second Quarter........................................    20.50      16.25
     Third Quarter (through July 15, 1999).................    20.00      19.19

On July 15, 1999, the last reported sale price per share of our common stock on the New York Stock Exchange was $20.00. At July 15, 1999, there were 1,483 holders of record of our common stock.

We expect to declare regularly scheduled dividends consistent with our recent historical practices. The declaration of any dividends and the amount of any dividends, however, will depend on a number of factors, including our financial condition, regulatory capital requirements, funds from operations, future business prospects and such other factors as our board of directors may deem relevant. We are a holding company and our ability to pay cash dividends is dependent on our ability to receive cash dividends, advances and other payments from our subsidiaries.

                                 CAPITALIZATION

The following table sets forth our consolidated capitalization and our regulatory capital ratios as of March 31, 1999:

     o    without adjustment,

     o as adjusted to give effect to the sale of the subordinated notes and the dividend of the net proceeds from Bay View Bank to us, and

     o as further adjusted for the acquisition of FMAC on a pro forma basis as if the acquisition had occurred as of March 31, 1999.

This information should be read in conjunction with the historical financial statements and related notes of Bay View and FMAC incorporated into this prospectus by reference. In each case we have assumed that the underwriters' over-allotment option is not exercised.

                                                                             At March 31, 1999
                                                     -------------------------------------------------------------
                                                                                                   As Further
                                                                              As Adjusted         Adjusted for the
                                                           Without              for the            Acquisition of
                                                          Adjustment         Notes Offering             FMAC
                                                     -------------------------------------------------------------
                                                                                (in thousands)

Deposits...........................................      $3,343,286           $3,343,286              $3,343,286
                                                         ==========           ==========              ==========

Borrowings:
 Advances from FHLB of San Francisco...............      $1,744,900           $1,744,900              $1,744,900
 Securities sold under agreements to repurchase....          23,047               23,047                  23,047
 Senior debentures.................................          50,000               50,000                  50,000
 Subordinated notes................................          99,453              199,453                 199,453
 Other borrowings..................................           4,387                4,387                 427,056
                                                      -------------         ------------              ----------
    Total borrowings...............................       1,921,787            2,021,787               2,444,456
                                                         ----------            ---------               ---------

Guaranteed Preferred Beneficial Interests in
  Bay View's Junior Subordinated
  Debentures.......................................          90,000               90,000                  90,000
                                                       ------------          -----------             -----------

Stockholders' Equity:
 Common stock ($.01 par value).....................             204                  204                     298
 Additional paid-in capital........................         251,010              251,010                 438,126
 Retained earnings (substantially restricted)......         160,930              160,930                 160,930
 Treasury stock, at cost...........................         (30,669)             (30,669)                (30,669)
 Unrealized loss on securities available-for-sale,
   net of tax......................................            (133)                (133)                   (133)
 Debt of Employee Stock Ownership Plan.............          (3,259)              (3,259)                 (3,259)
                                                      -------------       --------------          --------------
 Total stockholders' equity........................         378,083              378,083                 565,293
                                                       ------------         ------------            ------------
 Total capitalization..............................      $2,389,870           $2,489,870              $3,099,749
                                                         ==========           ==========              ==========

Our Regulatory Capital Ratios:
 Tier 1 Leverage...................................           5.66%                5.66%                   5.03%
 Tier 1 risk-based.................................            7.38                 7.38                    6.46
 Total risk-based(1)...............................           11.12                13.50                   12.16

Bay View Bank Regulatory Capital Ratios:
 Tier 1 Leverage...................................           6.96%                5.13%                   5.47%
 Tier 1 risk-based.................................            9.21                 6.78                    7.21
 Total risk-based(1)...............................           10.28                10.28                   10.46
-----------------------

(1) The subordinated notes are structured to qualify as Tier 2 capital, which is included in the calculation of total risk-based capital ratio.

              UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined financial data is based on the historical financial statements of Bay View and FMAC and has been prepared to illustrate the effect of the merger and an issuance of $100 million in subordinated notes by Bay View Bank.

The unaudited pro forma condensed combined statement of financial condition is as of March 31, 1999. The unaudited pro forma condensed combined statements of income for the year ended December 31, 1998 and for the three-month period ended March 31, 1999 assume that both the merger and the issuance of the subordinated notes occurred as of January 1, 1998.

The unaudited pro forma condensed combined financial data should be read in conjunction with the historical financial statements and accompanying disclosures contained in our first quarter 1999 Form 10-Q/A and 1998 Form 10-K/A and FMAC's first quarter 1999 Form 10-Q and 1998 Form 10-K/A, which are incorporated into this prospectus by reference.

The merger was accounted for under the purchase method of accounting. Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair values. Goodwill is generated to the extent that the merger consideration, including certain acquisition and closing costs, exceeds the fair value of net assets acquired. Based on the information currently available, the merger initially generated approximately $206 million in goodwill, excluding the $22.5 million remaining potential obligation under the "earn-out" agreement entered into between FMAC and Bankers Mutual in connection with FMAC's 1998 acquisition of Bankers Mutual. We estimate that this goodwill will be amortized on a straight-line basis over 15 years.

The actual goodwill arising from the merger was based on the merger consideration, including certain acquisition and closing costs, and fair values of assets and liabilities on the date the merger was consummated. No assurance can be given that the final goodwill amount arising from the merger or the goodwill amortization period will not be more or less than the amount or period currently contemplated in the unaudited pro forma condensed combined financial data.

We have incurred underwriting and other costs in connection with issuing the subordinated notes which were capitalized, and post-combination integration expenses as a result of combining our companies which were expensed and which were not reflected in the unaudited pro forma condensed combined financial data.

The unaudited pro forma condensed combined financial data is based on a number of assumptions, estimates and uncertainties including, but not limited to, estimates of the fair values of assets acquired and liabilities assumed, the number of FMAC common shares outstanding immediately prior to the merger consummation and estimated acquisition and closing costs. The unaudited pro forma condensed combined financial data assumes the issuance of approximately
9.4 million of our common shares to effect the merger.

As a result of these assumptions, estimates and uncertainties, the accompanying unaudited pro forma condensed combined financial data does not purport to describe the actual financial condition or results of operations that would have been achieved had the merger and the issuance of subordinated notes in fact occurred on the dates indicated, nor does it purport to predict our future financial condition or results of operations.


                                      UNAUDITED PRO FORMA CONDENSED COMBINED
                                         STATEMENT OF FINANCIAL CONDITION
                                                  MARCH 31, 1999
                                                  (in thousands)


                                                                             Pro Forma Adjustments
                                                                       ---------------------------------------   Pro Forma
                                                 Bay View    FMAC         Debit        Credit       Total        Bay View
                                               ----------- ----------- ----------- ------------ -------------- -------------

Assets:
Cash and cash equivalents..................... $   147,918  $  54,989    $100,000     $134,033   $(34,033) (1)  $    168,874
Securities available-for-sale:
  Investment securities.......................       4,932     16,664     925,000                 925,000  (2)       946,596
  Mortgage-backed securities..................      12,783         --                                  --             12,783
Securities held-to-maturity:
  Investment securities.......................          --         --                                  --                 --
  Mortgage-backed securities..................     570,464         --                                  --            570,464
Loans and leases held-for-sale................          --    251,225                                  --            251,225
Loans and leases held-for-investment, net of
  allowance for losses........................   4,392,979    154,329                  925,000   (925,000) (2)     3,622,308
Investment in operating leased assets, net....     261,237         --                                  --            261,237
Investment in stock of the FHLB of San
  Francisco...................................      87,245         --                                  --             87,245
Investment in stock of the Federal Reserve
  Bank........................................      12,154         --                                  --             12,154
Real estate owned, net........................       2,070         --                                  --              2,070
Premises and equipment, net...................      23,797      6,968                                  --             30,765
Intangible assets.............................     131,517     49,670     205,706       49,670    156,036  (3)       337,223
Other assets..................................     116,455     98,280      22,000                  22,000  (4)       236,735
                                              ------------  ---------                           ---------       ------------
Total assets..................................  $5,763,551   $632,125                           $ 144,003         $6,539,679
                                                ==========   ========                           =========         ==========

Liabilities and Stockholders' Equity:
Liabilities
Deposits......................................  $3,343,286         --                                  --         $3,343,286
Advances from the FHLB of San
  Francisco...................................   1,744,900         --                                  --          1,744,900
Securities sold under agreements to
  repurchase..................................      23,047         --                                  --             23,047
Subordinated notes, net.......................      99,453         --                  100,000    100,000  (5)       199,453
Senior debentures.............................      50,000         --                                  --             50,000
Other borrowings..............................       4,387    422,669                                  --            427,056
Other liabilities.............................      30,395     57,489                    8,701      8,701  (6)        96,585
                                              ------------  ---------                           ---------       ------------
  Total liabilities...........................   5,295,468    480,158                             108,701          5,884,327
Capital securities............................      90,000         --                                  --             90,000
Minority interest in subsidiary...............          --         59                                  --                 59
Stockholders' equity..........................     378,083    151,908     151,908      187,210     35,302  (7)       565,293
                                              ------------  ---------                           ---------       ------------
Total liabilities and stockholders' equity....  $5,763,551   $632,125                           $ 144,003         $6,539,679
                                                ==========   ========                           =========         ==========





                                       UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                                                      YEAR ENDED DECEMBER 31, 1998
                                                (in thousands, except per share amounts)

                                                                                  Pro Forma Adjustments               Pro
                                                                         ---------------------------------------     Forma
                                                    Bay View    FMAC      Debit    Credit        Total              Bay View
                                                 ----------- ----------- -------- --------- --------------------- ------------


Interest income.................................    $406,363    $55,439   $3,887                $  (3,887)   (8)      $457,915
Interest expense................................     251,762     38,320    9,500                    9,500    (9)       299,582
                                                   ---------   --------                        ----------             --------
Net interest income.............................     154,601     17,119                           (13,387)             158,333
Provision for losses on loans and leases........       9,114      2,644                               --                11,758
                                                 -----------  ---------                       -----------             --------
Net interest income after provision for losses..     145,487     14,475                           (13,387)             146,575
Noninterest income..............................      31,072     50,458                                --               81,530
Noninterest expense:
  General and administrative expenses...........     113,567     48,900                                --              162,467
  Other noninterest expense.....................       7,686         --                                --                7,686
  Amortization of intangible assets.............      11,372      2,222   13,714     $2,222        11,492   (10)        25,086
                                                  ----------  ---------                         ---------             --------
Total noninterest expense.......................     132,625     51,122                            11,492              195,239
                                                   ---------   --------                         ---------             --------
Income before income tax expense and minority
interest in subsidiary..........................      43,934     13,811                           (24,879)              32,866
Minority interest in subsidiary.................          --         (8)                               --                   (8)
Income tax expense..............................      21,215      5,528               5,536        (5,536)  (11)        21,207
                                                  ----------  ---------                        ----------             --------
Net income......................................   $  22,719   $  8,291                          $(19,343)  (12)      $ 11,667
                                                   =========   ========                          ========             ========
Basic earnings per share .......................       $1.13      $0.29                                     (12)         $0.40
                                                       =====      =====                                               ========
Diluted earnings per share......................       $1.12      $0.29                                     (12)         $0.39
                                                       =====      =====                                               ========
Weighted-average basic shares outstanding.......      20,035     28,716                                                 29,395
                                                  ==========   ========                                               ========
Weighted-average diluted shares outstanding.....      20,335     28,976                                                 29,695
                                                  ==========   ========                                               ========


See accompanying notes to unaudited pro forma condensed combined financial data.



                                       UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                                                    THREE MONTHS ENDED MARCH 31, 1999
                                                 (in thousands, except per share amounts)

                                                                                   Pro Forma Adjustments
                                                                              --------------------------------  Pro Forma
                                                        Bay View      FMAC      Debit  Credit      Total         Bay View
                                                     ------------- ---------- -------- ------ ---------------- ------------

Interest income....................................      $100,021    $ 8,986   $  826           $   (826)  (8)     $108,181
Interest expense...................................        59,238      6,337    2,375              2,375   (9)       67,950
                                                       ----------   --------                    --------         ----------
Net interest income................................        40,783      2,649                      (3,201)            40,231
Provision for losses on loans and leases...........         5,311        262                         --               5,573
                                                      -----------  ---------                    --------         ----------
Net interest income after provision for losses.....        35,472      2,387                      (3,201)            34,658
Noninterest income.................................        15,967     20,681                          --             36,648
Noninterest expense:
  General and administrative expenses..............        26,156     13,774                          --             39,930
  Other noninterest expense........................         8,950         --                          --              8,950
  Amortization of intangible assets................         2,904        702    3,428     $702     2,726  (10)        6,332
                                                      -----------  ---------                    --------         ----------
    Total noninterest expense......................        38,010     14,476                       2,726             55,212
                                                       ----------    -------                    --------         ----------
Income before income tax expense and
  minority interest in subsidiary..................        13,429      8,592                      (5,927)            16,094
Minority interest in subsidiary....................            --         67                          --                 67
Income tax expense.................................         6,296      3,410             1,323    (1,323) (11)        8,383
                                                      -----------   --------                    --------         ----------
Net income.........................................    $    7,133    $ 5,115                    $ (4,604) (12)   $    7,644
                                                       ==========    =======                    =========        ==========

Basic earnings per share ..........................   $      0.37      $0.18                              (12)        $0.27
                                                      ===========      =====                                          =====
Diluted earnings per share.........................   $      0.37      $0.18                              (12)        $0.27
                                                      ===========      =====                                          =====

Weighted-average basic shares outstanding..........        19,162     28,734                                         28,522
                                                       ==========    =======                                      =========
Weighted-average diluted shares outstanding........        19,335     28,737                                         28,695
                                                       ==========    =======                                      =========


See accompanying notes to unaudited pro forma condensed combined financial data.

                 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                                 FINANCIAL DATA

1. Pro forma adjustments reflect the $100 million in cash proceeds to be generated from the issuance of subordinated notes by Bay View Bank and the cash portion of the merger consideration of approximately $134 million. The $134 million adjustment also includes payments for certain acquisition and other closing costs.

2. Pro forma adjustment reflects the securitization and/or sale of a portion of Bay View Bank's loan portfolio in connection with the restructuring of Bay View Bank's balance sheet resulting from the FMAC acquisition as contemplated in Bay View's applications and notices filed with its regulatory agencies. The securitization and/or sale should reduce the level of risk-weighted assets and generate additional excess regulatory capital at Bay View Bank that can be upstreamed to Bay View Capital Corporation (See also Note 5). The $925 million in proceeds is anticipated to be invested in investment grade agency securities.

3. Pro forma adjustment reflects the excess of the merger consideration, including certain acquisition and closing costs, over the estimated fair value of net assets acquired (i.e., goodwill), which was initially estimated at approximately $206 million, excluding the $22.5 million remaining potential obligation under the "earn-out" agreement entered into between FMAC and Bankers Mutual in connection with FMAC's 1998 acquisition of Bankers Mutual, net of FMAC's pre-acquisition goodwill eliminated as of March 31, 1999.

4. Pro forma adjustment reflects the $22 million estimated fair value of non-mortgage servicing assets relating to FMAC's $2.2 billion franchise loan servicing portfolio, excluding FMAC loans purchased by Bay View Bank.

5. Pro forma adjustments reflect the issuance of $100 million in subordinated notes by Bay View Bank. The proceeds from the subordinated notes issuance along with other excess capital at Bay View Bank were upstreamed to us in the form of a special cash dividend to fund both a portion of the FMAC acquisition price and for general corporate purposes. After the acquisition, we contributed substantially all of the asssets and liabilities of FMAC to subsidiaries of Bay View Bank.

6. Pro forma adjustment reflects the deferred taxes relating to the purchase accounting adjustments.

7. Pro forma adjustment reflects the issuance of our common stock to the stockholders of FMAC, net of FMAC's pre-acquisition stockholders' equity eliminated as of March 31, 1999.

8. Pro forma adjustment reflects the reduction in interest income from the securitization and/or sale of a portion of Bay View Bank's loan portfolio, partially offset by the interest income generated from the anticipated reinvestment of the $925 million in proceeds in investment grade agency securities.

9. Pro forma adjustment reflects the interest and other costs associated with the issuance of $100 million in subordinated notes by Bay View Bank (all-in cost of approximately 9.5%).

10. Pro forma adjustment reflects the amortization associated with the $206 million in estimated goodwill generated from the merger, excluding the $22.5 million remaining potential obligation under the "earn-out" agreement entered into between FMAC and Bankers Mutual in connection with FMAC's 1998 acquisition of Bankers Mutual, net of the amortization associated with FMAC's pre-acquisition goodwill written off as of March 31, 1999. The goodwill is assumed to be amortized on a straight-line basis over 15 years.

11. Pro forma adjustment reflects the income tax benefit associated with the pro forma adjustments.

12. The pro forma net income and earnings per share amounts reflected herein do not purport to be indicative of the actual results that would have been achieved had the merger and the issuance of subordinated notes in fact occurred on the dates indicated, nor do they purport to be indicative of future results of operations. We incurred post-combination integration costs as a result of combining our companies which were not reflected in the pro forma information. FMAC's historical results for the year ended December 31, 1998 included $34.0 million in hedge losses incurred primarily during the third and fourth quarters of 1998.

                                   MANAGEMENT

The following table sets forth information regarding our directors and principal executive officers. Approximately one-third of our directors are elected annually. Directors are elected to serve for a three-year period or until their respective successors have been elected and qualified. All executive officers serve at the discretion of the board of directors.

                                                                        Director
                                                                            or
                                                                         Officer
Name                    Age(1)  Positions Held With Bay View            Since(2)
---------------------- -------- --------------------------------------- --------

John R. McKean            69    Chairman of the Board                      1984
Paula R. Collins          49    Director                                   1993
Thomas M. Foster          57    Director                                   1993
Robert M. Greber          61    Director                                   1996
George H. Krauss          57    Director                                   1998
Stephen T. McLin          52    Director                                   1998
Edward H. Sondker         51    Director, President and Chief Executive    1995
                                Officer
W. Blake Winchell         46    Director                                   1996
Richard E. Arnold         58    Executive Vice President and Director      1997
                                of Sales and Banking Administration
James A. Badame, Jr.      56    President, Bay View Acceptance             1998
                                Corporation
John N. Buckley           41    Executive Vice President and               1994
                                Chief Credit Administrator
Matthew L. Carpenter      39    President and Chief Executive Officer,     1997
                                Bay View Commercial Finance Group
Robert J. Flax            50    Executive Vice President, General          1985
                                Counsel and Secretary
David A. Heaberlin        49    Executive Vice President and Chief         1995
                                Financial Officer
Scott H. Ray              34    Senior Vice President and Controller       1998
Ronald L. Reed            52    Executive Vice President, Director of      1997
                                MIS and Loan Servicing
Carolyn Williams-Goldman  37    Executive Vice President and               1996
                                Director of Administration
------------------------

(1)  As of June 30, 1999.
(2)  Includes service with Bay View Bank.

The business experience of each of the directors and executive officers is as follows:

John R. McKean. Mr. McKean has served as Chairman of the Board of Bay View Capital Corporation and Bay View Bank since January 1994. Mr. McKean is the President of John R. McKean & Co. (CPAs), San Francisco, California.

Paula R. Collins. Ms. Collins is a principal of The WDG Companies, San Francisco, California, a real estate development firm she founded in 1982, and Chief Executive Officer of WDG Ventures, Inc., a subsidiary of The WDG Companies.

Thomas M. Foster. Mr. Foster is an independent financial consultant with over 20 years of banking and financial experience. Mr. Foster was the President of Aircraft Technical Publishers, Brisbane, California, an aircraft maintenance library services company, from February 1989 until August 1992.

Robert M. Greber. Mr. Greber is Chairman of the Board and Chief Executive Officer of the Pacific Exchange. Mr. Greber is also a director of Sonic Solutions, Inc., Novato, California.

George H. Krauss. Mr. Krauss is an attorney and serves as of counsel to Kutak Rock, a national law firm headquartered in Omaha, Nebraska. Mr. Krauss has practiced law with Kutak Rock since 1972 and served as managing partner of the firm from 1983 to 1993. In 1996, Mr. Krauss became an independent business consultant to America First Companies. Mr. Krauss also serves as a director of Gateway 2000, Inc., a computer manufacturing firm, and of America First Mortgage Investments, Inc.

Stephen T. McLin. Mr. McLin has been President and Chief Executive Officer of America First Financial Corporation, San Francisco, California, since 1987. America First offers merger and acquisition advice to the financial services industry. Prior to joining America First, Mr. McLin was Executive Vice President of BankAmerica Corporation and Bank of America NT&SA. Mr. McLin also serves as a director of Charles Schwab & Co., Inc.

Edward H. Sondker. Mr. Sondker has served as President and Chief Executive Officer of Bay View Capital Corporation and Bay View Bank since August 1995. Prior to joining Bay View, he was President and Chief Executive Officer of Independence One Bank of California from October 1990 until June 1995. Mr. Sondker is a director of Sunstone Hotel Investors, Inc., San Clemente, California.

W. Blake Winchell. Mr. Winchell is Managing Director of Fremont Ventures, LLC, a venture investment group. In 1996, Mr. Winchell served as Chief Executive Officer of Kleer-Vu Industries and prior thereto he was a General Partner of the Channel Investment Group.

Richard E. Arnold. Mr. Arnold, Executive Vice President, has served as Director of Sales and Banking Administration since 1997. Prior to joining Bay View, he served as an Executive Vice President of First Interstate Bank and was responsible for all branch banking activities in northern California. Prior to joining First Interstate Bank in 1990, he held executive and management positions at Security Pacific Bank in a career that spanned over 30 years.

James A. Badame, Jr. Mr. Badame has served as President of Bay View Acceptance Corporation since 1998. Prior to joining Bay View Acceptance Corporation, he served as Director of Operations for Triad Financial Corporation. He has over 25 years of experience in the indirect automobile financing business during which time he has held management and executive positions with Bank of America and Marine Midland Banks. Mr. Badame has also held sales, business and general management positions in the retail automobile industry.

John N. Buckley. Mr. Buckley, Executive Vice President, has served as Chief Credit Administrator since 1995 and Manager of Credit Administration and Asset Management since 1994. He joined us in September 1993. Previously, he served at Bank of America in various capacities from 1985 to 1993. His last position was Vice President and Regional Credit Administrator for the Real Estate Industries Division at Bank of America.

Matthew L. Carpenter. Mr. Carpenter has served as President and Chief Executive Officer of Bay View Commercial Finance Group since January 1999. Prior to becoming President and Chief Executive Officer, Mr. Carpenter served as Chief Operating Officer of Bay View Commercial Finance Group from the time of its acquisition by Bay View on March 17, 1997. Prior to the acquisition, Mr. Carpenter served as Chief Financial Officer of Concord Growth Corporation, the predecessor of Bay View Commercial Finance Group, from 1991 until March 17, 1997, and as President of EXXE Data Corporation, the holding company of Concord Growth Corporation, from 1993 until March 17, 1997.

Robert J. Flax. Mr. Flax, Executive Vice President, has served us in various capacities since joining us in 1980, including as Bay View Bank's General Counsel since 1985 and as General Counsel and Corporate Secretary of Bay View Capital Corporation since its formation in 1989. Before joining us, he was a trial attorney in private practice in San Francisco from 1976 to 1980.

David A. Heaberlin. Mr. Heaberlin, Executive Vice President, has served as Chief Financial Officer of Bay View Capital Corporation since 1995 and as Chief Operating Officer of Bay View Bank since 1997. Previously, he served as Senior Vice President and Chief Financial Officer for First California/Mortgage Service America. During 1993 and 1994, he was Executive Vice President and Treasurer of ITT Residential Capital Corporation. Prior to his service with ITT, he was a financial executive for various entities including Bowery Bank, Exchange National Bank of Chicago, Financial Corporation of Santa Barbara, and Numerica Financial. He has over 20 years experience in commercial banking, savings banks and the financial services industry. Mr. Heaberlin is a Certified Public Accountant.

Scott H. Ray. Mr. Ray, Senior Vice President, has served as Controller of Bay View Capital Corporation and as Chief Financial Officer of Bay View Bank since 1998. Previously, he served as Executive Vice President and Chief Financial Officer for Silicon Valley Bancshares. Mr. Ray is a Certified Public Accountant and has 14 years of professional experience in both public accounting and private industry, including 12 years affiliated with the financial services industry.

Ronald L. Reed. Mr. Reed, Executive Vice President, has served as Director of Management Information Systems and Loan Servicing since 1997. Previously, he served as Chief Information Officer for Weyerhaeuser and WMC Mortgage Corporation. He has over 30 years of corporate management, information technology and servicing experience, including senior management positions with Technology Management Corporation, American Savings Bank and Home Savings of America/HF Ahmanson.

Carolyn Williams-Goldman. Ms. Williams-Goldman, Executive Vice President, has served as Director of Administration since 1998 and Director of Human Resources since 1995. She joined us as Associate Counsel in 1994. Previously, she served as Vice President and Counsel at First Nationwide Bank in San Francisco. Prior to her service with First Nationwide Bank, she was an Associate in the Business Law and Banking Practice Groups of Winthrop, Stimson, Putnam & Roberts. She is a member of the State Bars of California and New York.


                               SELLING STOCKHOLDER

The table below sets forth certain information about the selling stockholder, FMAX Holdings, LLC, and its beneficial ownership of shares of our common stock. Except as specified in the table below, neither the selling stockholder nor any of its affiliates hold any positions, or offices or had any other material relationships with us, or any of our predecessors or affiliates, during the past three years.


                                  Shares
                            Beneficially Owned
                               Prior to the
                                 Offering                          Shares
                           -------------------- Shares to be  Beneficially Owned
                            Number  Percentage     Sold       After the Offering
                           -------- ----------- ------------- ------------------

FMAX Holdings, LLC
23350 Hawthorne Boulevard
Building 1, Suite 240
Torrance, California 90505                %                         None

All of the shares that may be sold hereunder were originally issued by us in connection with our acquisition of FMAC. FMAX Holdings is a subsidiary of Imperial Credit Industries, Inc. The shares are being registered by us pursuant to an election and registration agreement with the selling stockholder, dated as of June 27, 1999. Under the terms of that agreement, we have agreed to pay the fees and expenses incurred in connection with the registration, except that we will not pay any underwriting discount and fees and disbursements of third parties incurred directly by the selling stockholder attributable to the sale of the shares.

                                  UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.


                                                                       Number
Underwriters                                                         of Shares
U.S. Bancorp Piper Jaffray.........................................
Dain Rauscher Wessels, a division of Dain Rauscher
  Incorporated.....................................................
PaineWebber Incorporated...........................................
                                                                     ---------
  Total............................................................  2,792,955
                                                                     =========

The underwriters have advised us and the selling stockholder that they propose to offer the shares to the public at $ per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $ per share. The underwriters may allow, and the dealers may reallow, a concession of not more than $ per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the representatives.

We have granted to the underwriters an option to purchase up to 418,943 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table on the cover page of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.


                                                     No Exercise   Full Exercise
Per share........................................     $             $
Total............................................     $             $

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our directors and executive officers have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus. We and each of our directors and executive officers have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of U.S. Bancorp Piper Jaffray. The agreements provide exceptions for (1) sales to underwriters pursuant to the purchase agreement, (2) our sales in connection with the exercise of options granted and the granting of options to purchase shares under our existing stock option plans and (3) other exceptions.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by the selling stockholder. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

U.S. Bancorp Piper Jaffray and Dain Rauscher Wessels served as managing underwriters of our offering of capital securities in December 1998 and managing underwriters of Bay View Bank's offering of its subordinated notes, completed in the third quarter of 1999.

                                  LEGAL MATTERS

Certain legal matters, including the legality of the shares of common stock being offered hereby, will be passed upon for Bay View by Silver, Freedman & Taff, L.L.P., Washington, D.C. Certain legal matters related to this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

                                     EXPERTS

The consolidated financial statements of Bay View as of December 31, 1998, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Bay View as of December 31, 1997, and for the years ended December 31, 1997 and 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated January 26, 1998, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of FMAC as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

We file, and before its acquisition by us FMAC filed, annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC filings are available to the public over the Internet at the SEC's web site at http//www.sec.gov. You may also read and copy any document filed with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We "incorporate by reference" into this prospectus the information we file and FMAC filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 to register the shares of common stock discussed in this document. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement and the exhibits thereto. Such additional information may be inspected and copied as set forth above.

All of the documents filed with the SEC by Bay View (File No. 000-14879) and FMAC (File No. 000-23283) pursuant to the Securities Exchange Act of 1934 since the end of its fiscal year ended December 31, 1998 through the termination of this offering are incorporated by reference in this document. These documents include the following:

     o Bay View's Annual Report on Form 10-K for the year ended December 31, 1998, as amended on Form 10-K/A filed with the SEC on July 13, 1999.

     o Bay View's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as amended on Form 10-Q/A filed with the SEC on July 13, 1999.

     o    Bay View's Current Reports on Form 8-K filed March 12 and March 19,
          1999.

     o FMAC's Annual Report on Form 10-K for the year ended December 31, 1998, as amended on Form 10-K/A filed with the SEC on April 22, 1999.

     o    FMAC's Quarterly Report on Form 10-Q for the quarter ended March 31,
          1999.

     o    FMAC's Current Report on Form 8-K filed March 12, 1999.

This document also incorporates by reference the description of our common stock and the associated rights under our stockholder protection rights agreement set forth under "Description of Capital Stock-Common Stock," "Section 203 of the Delaware Law" and "Certain Provisions of the Amended and Restated Certificate of Incorporation and Bylaws" contained in our prospectus dated October 19, 1998, filed pursuant to Rule 424(b) of the Securities Act together with a prospectus supplement on December 16, 1998, and incorporated in our registration statement on Form 8-A dated March 3, 1999.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Bay View Capital Corporation
1840 Gateway Drive
San Mateo, California  94404
Attention: Robert J. Flax
(650) 312-7200

                                2,792,955 Shares

                          BAY VIEW CAPITAL CORPORATION

                                  Common Stock

                                     [LOGO]










                                   PROSPECTUS









                           U.S. Bancorp Piper Jaffray

                              Dain Rauscher Wessels
                    a division of Dain Rauscher Incorporated

                            PaineWebber Incorporated

                                   July , 1999

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee.

                                                               Amount to be Paid
                                                               -----------------

SEC Registration fee...........................................  $     15,413
Blue sky fees and expenses.....................................         5,000
Printing expenses..............................................        27,500
Postage........................................................         5,000
Legal fees and expenses........................................       175,000
Accounting fees and expenses...................................        95,000
Transfer agent and registrar fees..............................         5,000
Miscellaneous..................................................  $     22,087
                                                                 ------------
         TOTAL.................................................  $    350,000
                                                                 ============

     We will bear all of the foregoing fees and expenses.

Item 15. Indemnification of Directors and Officers

     Section 9 of Bay View's Restated Certificate of Incorporation provides for indemnification of any director or officer of Bay View against any and all expense, liability and loss (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred or suffered by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to the fullest extent authorized by Delaware law, subject to certain limitations set forth in the Restated Certificate of Incorporation. Section 9 also authorizes Bay View to purchase insurance on behalf of directors and officers against liabilities incurred in their capacities as such.

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation's board of directors to grant indemnity under certain circumstances to directors and officers, when made, or threatened to be made, parties to certain proceedings by reason of such status with the corporation, against judgments, fines, settlements and expenses, including attorneys' fees. In addition, under certain circumstances such persons may be indemnified against expenses actually and reasonably incurred in defense of a proceeding by or on behalf of the corporation. Similarly, the corporation, under certain circumstances, is authorized to indemnify directors and officers of other corporations or enterprises who are serving as such at the request of the corporation, when such persons are made, or threatened to be made, parties to certain proceedings by reason of such status, against judgments, fines, settlements and expenses, including attorneys' fees; and under certain circumstances, such persons may be indemnified against expenses actually and reasonably incurred in connection with the defense or settlement of a proceeding by or in the name of such other corporation or enterprise.

     Indemnification is permitted where such person acted in good faith, and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

     Unless ordered by a court, indemnification may be made only following a determination that such indemnification is permissible because the person being indemnified has met the requisite standard of conduct. Such determination may be made (i) by the corporation's board of directors by a majority vote of directors not at the time parties to such proceeding, even if less than a quorum; or (ii) by a committee of such directors designated by majority vote of such directors, even if less than a quorum; or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (iv) by the stockholders.

     Section 145 also permits expenses incurred by directors and officers in defending a proceeding to be paid by the corporation in advance of the final disposition of such proceedings upon the receipt of an undertaking by the director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation against such expenses.

     Under a directors' and officers' liability insurance policy, directors and officers of Bay View are insured against certain liabilities, including certain liabilities under the Securities Act of 1933.

Item 16. Exhibits

     The exhibits listed on the accompanying Index to Exhibits are filed as part of this Registration Statement.

Item 17. Undertakings

          (a)  The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

                    (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) to reflect in the prospectus any facts or events
                         arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                    (iii) to include any material information with respect to
                         the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in paragraph (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned registrant hereby understands that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Mateo, State of California, on July 19, 1999.

                                     BAY VIEW CAPITAL CORPORATION


                                  By:/S/ EDWARD H. SONDKER
                                     --------------------------------
                                     Edward H. Sondker
                                     President and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward H. Sondker and Robert J. Flax, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-facts and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-facts and agents or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



/s/ EDWARD H. SONDKER                          Date: July 19, 1999
-------------------------------------                --------------
Edward H. Sondker
President, Chief Executive Officer
  and Director
(Principal Executive Officer)

/s/ DAVID A. HEABERLIN                         Date: July 19, 1999
-------------------------------------                --------------
David A. Heaberlin
Executive Vice President and Chief Financial
   Officer
(Principal Financial Officer)

/s/ SCOTT H. RAY                               Date: July 19, 1999
-------------------------------------                --------------
Scott H. Ray
Senior Vice President and Controller
(Principal Accounting Officer)


-------------------------------------                --------------
John R. McKean, Director

-------------------------------------                --------------
Stephen T. McLin, Director


/s/ W. BLAKE WINCHELL                          Date: July 19, 1999
-------------------------------------                --------------
W. Blake Winchell, Director


/s/ ROBERT M. GREBER                           Date: July 19, 1999
-------------------------------------                --------------
Robert M. Greber, Director


/s/ PAULA R. COLLINS                           Date: July 19, 1999
-------------------------------------                --------------
Paula R. Collins, Director

                                               Date:
-------------------------------------                --------------
Thomas M. Foster, Director


/s/ GEORGE H. KRAUSS                           Date: July 19, 1999
-------------------------------------                --------------
George H. Krauss, Director

                                INDEX TO EXHIBITS


     The following exhibits are filed in connection with the Registration Statement of Bay View Capital Corporation on Form S-3, pursuant to the requirements of Item 601 of Regulation S-K:



Exhibit
Number    Description
------    ------------

1    Form of Underwriting Agreement*

4.1 Restated Certificate of Incorporation of the Company, together with Certificate of Amendment of Restated Certificate of Incorporation (incorporated by reference to the Company's Registration Statement on Form S-3 filed on June 20, 1997 (No. 333-29757))

4.2 By-Laws of the Company (incorporated by reference to the Company's Current Report on Form 8-K filed on January 10, 1994 (File No. 0-17901))

4.3 Stockholder Protection Rights Agreement (the "Rights Agreement") dated as of July 31, 1990 between the Company and ChaseMellon Shareholder Services, L.L.C., as successor rights agent (incorporated by reference to the Company's Registration Statement on Form 8 filed on March 9, 1993 (Amendment No. 2 to the Company's Registration Statement on Form 8-A filed on August 6, 1990 (File No. 0-17901)))

4.4 First Amendment to the Rights Agreement dated February 26, 1993 (incorporated by reference to the Company's Registration Statement on Form 8 filed on March 9, 1993 (Amendment No. 2 to the Company's Registration Statement on Form 8-A filed on August 6, 1990 (File No. 0-17901))) 4.5 Second Amendment to the Rights Agreement dated October 10, 1997 (incorporated by reference to the Company's Registration Statement on Form 8-A12G/A filed on October 15, 1997 (Amendment No. 3 to the Company's Registration Statement on Form 8-A filed on August 6, 1990 (File No. 0-17901)))

4.6 Third Amendment to the Rights Agreement (incorporated by reference to the Company's Registration Statement on Form 8-A12G/A filed on September 29, 1998 (Amendment No. 4 to the Company's Registration Statement on Form 8-A filed on August 6, 1990 (File No. 0-17901)))

4.7 Specimen Form of common stock certificate of the Company (incorporated by reference to the Company's Registration Statement on Form S-8 filed on July 26, 1991 (File No. 33-41924))

4.8 Form of Rights Certificate and Election to Exercise pursuant to Rights Agreement (incorporated by reference to the Company's Registration Statement on Form 8 filed on March 9, 1993 (Amendment No. 2 to the Company's Registration Statement on Form 8-A filed on August 6, 1990 (File No. 0-17901)))

5    Opinion and Consent of Silver, Freedman & Taff, L.L.P.

23.1 Consent of KPMG LLP with respect to Bay View

23.2 Consent of KPMG LLP with respect to FMAC

23.3 Consent of Deloitte & Touche LLP

23.4 Consent of Silver, Freedman & Taff, L.L.P. (included in Exhibit 5)

24   Power of attorney (included on signature page)

------------------
* To be filed by amendment.